 **Barrier** Therapeutics, Inc.



# Turning SCIENCE into PRACTICE

# TARGETING the needs of Therapeutic Dermatology.


Xolegel™
(ketoconazole, USP)

Marketed for
Seborrheic Dermatitis

**HYPHANOX™**

In Development for
Onychomcosis
(Toe Nail Fungus)

**ORAL RAMBAZOLE™**

In Development
for Moderate to
Severe Psoriasis

**TOPICAL RAMBAZOLE**

In Development
for Mild to
Moderate Acne

**HIVENYL™**

In Development
for Skin [illegible]

(0.25% miconazole nitrate/15% zinc oxide/
81.35% white petrolatum)

Marketed for Diaper
Dermatitis Complicated by
Documented Candidiasis

**ORAL PRAMICONAZOLE**

In Development for
Acute and Chronic
Fungal Infections

tretinoin 0.01%

Marketed for
Solar Lentigines
(Age Spots)

# Our and

Barrier Therapeutics' corporate vision is to be a leader in the development and commercialization of proprietary innovative products in therapeutic dermatology. This goal is supported by four main "pillars" that represent our key strengths: a deep pipeline of innovative, proprietary products that include new chemical entities; solid product development capabilities; a strong commercial infrastructure; and strategic licensing and acquisitions to complement our own development pipeline and product portfolio. Critical to our execution and the achievement of our strategic goals are our experienced management team and talented employees, who share an unwavering commitment to our company's long-term success.

In 2006, we executed on two strategic business initiatives that are critical to the future success of Barrier – the build out of our commercial infrastructure in the U.S. to support two new product launches and the clinical advancement of our product pipeline.



*Geert Cauwenbergh, Ph.D.*
Founder and Chief Executive Officer
Barrier Therapeutics, Inc.

During the year we received FDA approvals for two products from our own development pipeline, an important milestone in our company's history. With the FDA approvals of Vusion™ (0.25% miconazole nitrate/15% zinc oxide/81.35% white petrolatum) Ointment for the treatment of diaper dermatitis complicated by documented candidiasis and Xolegel™ (ketoconazole, USP) 2% Gel for the treatment of seborrheic dermatitis, we are now marketing three products in the U.S. Following the approval of Vusion, we expanded our sales organization to 60 sales associates who are now calling on both pediatricians and dermatologists.

While executing this commercial build out, we maintained our research and development efforts and advanced our key development projects – specifically for Hyphanox™, Pramiconazole and oral Rambazole™. Hyphanox is currently in Phase 3 for the treatment of toe nail onychomycosis. We recently announced positive results of our Phase 2b dose ranging study with Pramiconazole for the treatment of tinea versicolor, which we began in 2006. Oral Rambazole is currently in Phase 2b for the treatment of severe plaque psoriasis, and we expect to report top line data from this study in the third quarter of 2007. In addition, in February 2007 we announced positive results from a Phase 2a study with Hivenyl, our oral antihistamine, showing substantial reductions in itch associated with atopic dermatitis, without causing any sedation.

Our recent achievements demonstrate our ability to effectively execute the varied aspects of our strategy. They also underscore the importance of our balanced profile of near-term commercialization and longer-term development activities to attain our long-term goal.

We believe these accomplishments will have a major impact on our continued growth in 2007 and beyond, and we look forward to updating you on our future commercial developments and important pipeline and product milestones.


Vusion
OINTMENT
For Topical Use Only
Xolegel
(ketoconazole, USP)
For Topical Use Only
Net Wt. 30g
Net Wt. 15g

(0.25% miconazole nitrate/15% zinc oxide/
81.35% white petrolatum) Ointment

# Specifically TESTED and APPROVED for babies.*

** Indicated for immunocompetent infants 4 weeks and older with diaper dermatitis complicated by documented candidiasis.*



## Vusion™ (0.25% miconazole nitrate/15% zinc oxide/81.35% white petrolatum) Ointment

Vusion™ Ointment is a steroid-free prescription skin medication used to treat diaper rash that is complicated by a documented yeast infection. Specifically developed to treat this condition in immunocompetent babies as young as four weeks of age, it's the only prescription product approved by the FDA for the treatment of diaper dermatitis complicated by documented candidiasis (DDCC). This inflammatory condition occurs when diaper dermatitis, also known as diaper rash, is complicated with a fungal infection caused by yeast known as *Candida*. There are approximately eight million infants under the age of two in the U.S., and it is estimated that diaper dermatitis is observed in approximately one million pediatric outpatient visits each year. Of the diaper dermatitis cases treated by physicians, it is estimated that more than 40% are complicated by the yeast *Candida*.

Vusion was approved by the FDA in February 2006 and launched by Barrier in May 2006. Until the FDA approved Vusion, common treatment options included the use of antifungal products, steroids, and combination products not specifically approved for the treatment of DDCC or for use in infants. Barrier recently established a co-promotion agreement for Vusion with Novartis Consumer Health, Inc. to market the product to pediatricians in the U.S. For full prescribing information for Vusion, please visit the product website at www.vusionointment.com.

## Solagé® (mequinol 2%, tretinoin 0.01%) Topical Solution

Solagé® Topical Solution is a patented topical solution for the treatment of solar lentigines, commonly known as "age spots." Solar lentigines are localized, pigmented, macular lesions of the skin on the areas of the body that have been chronically exposed to sunlight and are a common dermatologic condition that affects all skin types. Solar lentigines commonly appear as medium to dark brown spots in areas on the face, hands, forearms and chest of many people in middle age and older. Barrier markets Solagé in both the U.S. and Canada; in the U.S., the product is indicated for use in the treatment of solar lentigines and in Canada the indication is broader and includes use for related hyperpigmented lesions. Currently Solagé is the only combination product approved in the U.S. for the treatment of solar lentigines. Solagé is also currently the only non-hydroquinone-based, FDA-approved bleaching agent on the market. For full prescribing information for Solagé, please visit the product website at www.solage.com.

## A product PROFILE.

*"As a pediatrician it's reassuring that a product specifically formulated for use on infants has been extensively studied in a pediatric population and approved by the FDA to treat this condition."* – Dr. Tanya Remer Altmann

***Tanya Remer Altmann, MD, FAAP*** is a board certified pediatrician at Community Pediatric Medical Group in Westlake Village, CA and editor in chief of the American Academy of Pediatrics' parenting book "The Wonder Years."
Dr. Altmann is a paid consultant to Barrier.



**In a voluntary survey of 21 caregivers conducted in August 2006, respondents were asked to rate their satisfaction with Vusion Ointment –**

**100%** were likely to recommend Vusion to a friend

**95%** reported their product experience as excellent or very good

**90%** reported improvement within 72 hours



**Xolegel**™

(ketoconazole, USP) Gel, 2%
Effectively treat
RED, ITCHY and
SCALY skin due to
seborrheic dermatitis.
Xolegel™
(ketoconazole, USP)
Gel, 2%
For Topical Use Only
Rx only
Net Wt. 15g
Barrier Therapeutics

## A pipeline of innovative solutions

Barrier Therapeutics has a diverse portfolio of product candidates in various stages of development.

## Xolegel™ (ketoconazole, USP) Gel, 2%

Xolegel™ Gel is a cosmetically elegant, steroid-free treatment for seborrheic dermatitis. Approved for use in immunocompetent adults and children 12 years of age and older, this patented anhydrous formulation delivers the proven efficacy of 2% ketoconazole, an antifungal agent, in a translucent, non-greasy topical gel that is appropriate for use on the face and body, including hair-bearing areas. Applied once daily for only 14 days, Xolegel requires 75 percent fewer applications than some traditional seborrheic dermatitis therapies. Additionally, Xolegel demonstrated less cumulative irritation potential compared to conventional 2% ketoconazole cream in a cumulative irritation test. Seborrheic dermatitis is a common chronic disease that affects three to five percent of the U.S. population. The most commonly prescribed treatments for seborrheic dermatitis are topical ketoconazole and steroids.

Xolegel was approved by the FDA in July 2006 and launched by Barrier in the U.S. in November 2006. Xolegel is the first and only FDA-approved prescription gel formulation of ketoconazole. In March 2007, Barrier announced that it received approval to market Xolegel in Canada from Health Canada's Therapeutic Products Directorate. For full prescribing information for Xolegel, please visit the product website at **www.xolegel.com.**

**Distributed in Canada only:**

## VANIQA (elflornithine HCI) Cream 13.9%

VANIQA Cream is currently the only prescription product approved by Health Canada for slowing the growth of unwanted facial hair in women. Barrier is the exclusive distributor of VANIQA in Canada under an agreement with Shire Pharmaceutical Contracts Limited. For full prescribing information for VANIQA, please visit the product website at **www.vaniqa.com.**

## Denavir (penciclovir cream) 1%

Denavir is a topical antiviral prescription medication indicated for the treatment of herpes labialis, also known as cold sores, in adults. Barrier is the exclusive distributor of Denavir in Canada under an agreement with Novartis Consumer Health Canada, Inc., an affiliate of Novartis, Inc. For full prescribing information for Denavir, please visit the product website at **www.denavir.com.**


TOPICAL SOLUTION
Solagé®
mequinol 2% tretinoin 0.01%
Treat AGE SPOTS
without a procedure.
Solagé
Solution Topique
Barrier
30 mL

Barrier Therapeutics' balanced profile of ongoing commercialization efforts and longer-term development activities is the key strategic driver of our recent progress and for our future success. Both our commercial and research and development organizations are committed to developing and marketing innovative prescription products that are safe and effective. They are sharply focused on achieving our overall strategic goal of establishing a leading position in the therapeutic dermatology market.

Commercially, we are making great strides in building key relationships in the dermatology community by growing our presence at industry meetings and through our recent product launches. Strategically, we believe the growing revenues from our current products are an important source of funding for the longer term research and development efforts for our product pipeline.

We believe the investments we are making in the development of our pipeline are critical to our future success. We are committed to advancing therapeutic dermatology through new prescription products which can have a profound positive impact on the quality of life of individuals afflicted with often disfiguring skin diseases. Our approach to developing innovative therapeutic products includes topical formulations as well as oral drugs, which have historically been value drivers for our industry.

We believe this balance of commercial and product development activities supported by employees with a commitment to excellence will continue to be a major component in the achievement of our future goals and success.

*Charles Barranco, Clinical Project Leader, and Janice Miller, M.D., Senior Medical Director, Medical Affairs and Pharmacovigilance.*


BUSINESS and SCIENCE
working together for
innovative results.


A DIVERSE PORTFOLIO OF PRODUCT CANDIDATES IN VARIOUS STAGES OF DEVELOPMENT
PHASE 2A
PHASE 2B
PHASE 3
Topical Rambazole
Mild to Moderate Acne
Oral Pramiconazole
Chronic Fungal Infections (Onychomycosis)
Oral Hivenyl
• Itch in Atopic Dermatitis
• Urticaria
Oral Pramiconazole
Acute Fungal Infections (Tinea Versicolor)
Oral Rambazole
Moderate to Severe Psoriasis
Oral Hyphanox
Toe Nail Fungus (Onychomycosis)

## BOARD OF DIRECTORS

***Peter Ernster***
Chairman, Barrier Therapeutics, Inc.
Retired Senior Vice President
Merck & Co., Inc.

***Geert Cauwenbergh, Ph.D.***
Founder and Chief Executive Officer
Barrier Therapeutics, Inc.

***Srinivas Akkaraju, M.D., Ph.D.***
Managing Director
Panorama Capital

***Robert Campbell***
Retired Vice Chairman
Johnson & Johnson

***Carl W. Ehmann, M.D.***
Industry Consultant
Member, Barrier Therapeutics
Scientific Advisory Board

***Edward L. Erickson***
Chairman of the Board
Immunicon Corporation

***Charles F. Jacey, Jr.***
Retired Senior Partner
Coopers & Lybrand, LLP

***Carol Raphael***
President and Chief Executive Officer
Visiting Nurse Service of NY

***Nicholas J. Simon III***
Managing Director
Clarus Ventures, LLC

## CORPORATE INFORMATION

### *Corporate Headquarters*
Barrier Therapeutics, Inc.
600 College Road East, Suite 3200
Princeton, NJ 08540

### *Canadian Office*
Barrier Therapeutics Canada Inc.
PO Box 2730, Richmond Hill
Ontario
Canada L4E 1A7

### *European Office*
Barrier Therapeutics, n.v.
Cipalstr. 3, B-2440 Geel
Belgium

### *Annual Meeting*
The annual meeting of stockholders will be held at 9:00 a.m. on June 6, 2007, at the Company's headquarters at 600 College Road East, Suite 3200, Princeton, N.J. 08540.

### *Stock Listing*
Barrier Therapeutics common stock is traded on the Nasdaq Global Market under the ticker symbol BTRX.

### *Stock Transfer Agent and Registrar*
Communications concerning stockholder address changes, stock transfers, changes of ownership, lost stock certificates or other account services should be directed to American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, shareholder toll free line 866-668-6550, worldwide 718-921-8346, or at www.amstock.com.

### *Investor and Media Information*
Members of the financial community are invited to contact Anne VanLent, Executive Vice President and Chief Financial Officer at 609-945-1202. Correspondence can be sent to Barrier Therapeutics, Inc., Attention: Investor Relations, at the Company's corporate headquarters, or emailed to ir@barriertherapeutics.com.

### *Annual Report on form 10-K*
A copy of Barrier Therapeutics' Annual Report on Form 10-K for fiscal year ended December 31, 2006 is included with this Annual Review.
A copy of this Annual Review and the Form 10-K, filed with the Securities and Exchange Commission, are available online at www.barriertherapeutics.com. Please contact Barrier Therapeutics' Investor Relations Department at the Company's corporate headquarters, or email ir@barriertherapeutics.com, if you would like to receive a printed copy.

### *Independent Registered Public Accounting Firm*
Ernst & Young LLP
Iselin, New Jersey

### *Company Counsel*
Morgan, Lewis & Bockius LLP
Princeton, New Jersey

### *Safe Harbor Statement*
This Annual Review contains forward-looking statements including statements regarding our project development goals, the timing of the initiation and completion of clinical trials, the timing of regulatory submissions, the potential regulatory approval of our product candidates, the possible advantages of our products and product candidates, if approved, the timing of product launches, our commercial strategy including our sales and marketing plans and prospects for generating revenue. Forward-looking statements provide Barrier's current expectations or forecasts of future events and are subject to risks and uncertainties. Barrier's performance and financial results could differ materially from those reflected in these forward-looking statements due to risks both known and unknown including the outcome of clinical trials, actions of regulatory agencies, the acceptance of our products in the marketplace and general financial, economic, regulatory and political conditions affecting the biotechnology and pharmaceutical industries generally.
For a discussion of these and other risks and uncertainties that may effect the forward-looking statements please see the risk factors in our Annual Report on Form 10-K, which is on file with the Securities and Exchange Commission.






END



**Barrier** Therapeutics, Inc.

600 College Road East, Suite 3200
Princeton, NJ 08540-6697

**www.barriertherapeutics.com**

